1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated December 7, 2005	4

1.2	Press Release dated December 12, 2005

FORWARD-LOOKING STATEMENTS

The Press Releases of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 - Key Information - Risk Factors” section of the Company’s annual report on Form 20-F (File No. 000-50631) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: December 30, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

TOM Online’s Indiagames in Partnership with EA

to Launch Key Mobile Games in India

Indiagames Secures Exclusive Rights to Distribute

EA Mobile Games Through Multiple Carriers in India

(Beijing, December 7, 2005) – TOM Online Inc. (NASDAQ: TOMO; HK GEM: 8282), a leading wireless Internet company in China, announced today its majority owned Indiagames has signed an exclusive licensing agreement with Electronic Arts (NASDAQ: ERTS), the world’s leading interactive entertainment company, that will bring EA’s roster of mobile games to consumers across multiple mobile carriers in India.

Indiagames, a global leader in the distribution of mobile entertainment, is 62% owned by TOM Online. Its key investors also include Macromedia Inc. and Cisco Systems Inc.

The games initially released through Indiagames will include Need for Speed™ Underground 2, Need for Speed™ Most Wanted, NBA LIVE 06, Tiger Woods PGA TOUR® 06, EA SPORTS FIFA 06, FIFA STREET 2, Madden NFL 06, SimCity™ and The Sims™ 2. Capturing the essence of the hit franchises that inspired them, the mobile games are characterized by exhilarating gameplay, deep real-world sports rosters and advanced graphics.

“Indiagames is a key partner for us as we expand our business from packaged goods to mobile content in the burgeoning Indian marketplace. They have a strong technological infrastructure and share our passion for delivering top quality entertainment,” said Jon Niermann, President and Managing Director, EA Asia Publishing. “Indian consumers are quickly adopting a mobile lifestyle and we believe that this partnership will give people the opportunity to experience the fun and excitement of playing great games on their mobile phone.”

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

“We are thrilled to bring such legendary and popular games to Indian audiences. We are convinced that thousands of Indian fans will enjoy the opportunity to experience these games on their mobile phones,” stated Vishal Gondal, CEO of Indiagames.

Kicking off with the release of EA SPORTS FIFA 06 this calendar year, the line-up of EA games available in India is unmatched. EA mobile accommodates players who have either a few minutes to spare or those looking for a deeper, more immersive experience. Designed to be easy-to-use, all of the titles offer intuitive controls with gameplay that is fun for either 5 minutes or 5 hours. Whether gamers are playing street-style soccer against top professionals in FIFA STREET 2, building unique cityscapes in SimCity or looking for an adrenalin rush in Need for Speed Underground 2 and Need for Speed Most Wanted, EA’s wide breadth of titles offers something for everyone.

About Electronic Arts

Electronic Arts (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, the company develops, publishes, and distributes interactive software worldwide for videogame systems, personal computers and the Internet. Electronic Arts markets its products under four brand names: EA SPORTS™, EA™, EA SPORTS BIG™ and POGO™. In fiscal 2005, EA posted revenues of $3.1 billion and had 31 titles that sold more than one million copies. EA’s homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.

Electronic Arts, EA, EA SPORTS, EA SPORTS BIG, POGO, Need for Speed, SimCity and The Sims are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries. FIFA, Tiger Woods, PGA TOUR, John Madden, NFL and NBA are trademarks of their respective owners and used with permission. All other trademarks are the property of their respective owners.

About Indiagames Ltd.

Indiagames Ltd. (IG) is one of the leading global mobile content publishers. The Company is engaged in publishing and developing games across various platforms like Internet, PC, broadband, mobile phones, PDAs, handheld gaming devices and consoles. IG’s products are developed and published across leading platforms like Java ™, BREW ™, I-Mode ™, Flash Lite ™ and Symbian ™., The products are distributed by the Company through partnerships with major mobile operators across the globe .

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Indiagames is majority owned by TOM Online Inc. (NASDAQ: TOMO; HK GEM: 8282), a leading wireless Internet company in China. Its other key investors include Macromedia, Inc. (NASDAQ: MACR), and Cisco Systems, Inc.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the Company’s primary business activities include wireless Internet services and online advertising. The Company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of September 30, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet services segment.

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 10 6528-3399 ext 6940

Mob: +86 139-118-95354

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Exhibit 1.2

TOM Online Recognized as a Red Herring Small Cap 100

One of the most innovative and promising technology companies

(Beijing, December 12, 2005) — TOM Online Inc. (NASDAQ: TOMO; HK GEM: 8282), China’s leading wireless Internet company, announced today that it has been selected by Red Herring magazine as one of the inaugural Red Herring Small Cap 100. The editors of Red Herring evaluated over 2,500 technology companies from North America, Europe, and the Asia-Pacific region for the award.

The Red Herring Small Cap 100 were selected for their innovative technology and smart business models that nurture growth and profitability. Red Herring’s Innovation Index, global perspective, and provocative outlook on the technology landscape make this list a unique tool for technology and financial executives.

“The winners on this list are the most competitive, the most innovative, and the most promising technology companies in the small-cap segment. We hope that the Red Herring Small Cap 100 list will shine the light on them that they deserve,” said Joel Dreyfuss, Editor-in-Chief of Red Herring magazine.

“I’m proud of our team’s efforts in continuing our goal to be China’s leading wireless Internet Company and am pleased that their hard work is being acknowledged. We are honored to have won recognition from Red Herring magazine in terms of innovation and growth amongst our global peers,” said Wang Lei Lei, TOM Online Chief Executive Officer and Executive Director.

The award ceremony for the Small Cap 100 will be held during the Red Herring Fall 2005 conference, December 13th-15th in San Francisco, California. All award winners will be profiled in the December 12th issue of Red Herring magazine.

About TOM Online Inc.

TOM Online Inc. (NASDAQ: TOMO; Hong Kong GEM stock code: 8282,) is a leading mobile internet company in China, operating one of the most successful Internet portals in China (www.tom.com) and offering a wide variety of online and mobile services, including wireless internet and online advertising. In the wireless internet arena, TOM Online provides a diverse range of services such as SMS, MMS and WAP, and is the largest player of wireless internet voice business. As at September 30, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

About Red Herring Events

Red Herring events have long delivered clear and intelligent insight into the critical trends shaping the future of technology. We bring together industry leaders, venture capitalists, entrepreneurs, and our own business intelligence team to share ideas and present our research-based discoveries. Participants explore the strategic shifts and disruptive impact that new technologies will have in key U.S. and international markets. Along the way, they will get a glimpse of the future. Additional information is available at http://www.redherring.com/events.

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 10 6528-3399 ext 6940

Mob: +86 139-118-95354

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com